CUSIP NO. 73754Y100	Page 1 of 12 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

POTBELLY CORPORATION
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

73754Y100
(CUSIP Number)

Kyle Mowery
c/o GrizzlyRock Capital, LLC
191 N. Wacker Drive, Suite 1500
Chicago, IL  60606
Telephone: (312) 300-4983
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

- with copies to-

Phillip M. Goldberg Foley & Lardner LLP 321 North Clark Street Suite 2800 Chicago, IL 60654-5313 (312) 832-4549	Peter D. Fetzer Foley & Larder LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

February 26, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP NO. 73754Y100	Page 2 of 12 Pages

1		NAME OF REPORTING PERSON GrizzlyRock Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐ ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 260,875
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 260,875
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 260,875
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒ ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP NO. 73754Y100	Page 3 of 12 Pages

1		NAME OF REPORTING PERSON GrizzlyRock General Partner, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐ ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 260,875
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 260,875
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 260,875
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒ ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 73754Y100	Page 4 of 12 Pages

1		NAME OF REPORTING PERSON GrizzlyRock Institutional Value Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐ ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 260,875
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 260,875
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 260,875
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒ ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 73754Y100	Page 5 of 12 Pages

1		NAME OF REPORTING PERSON Kyle Mowery
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF and WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐ ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 636,604
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 636,604
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 636,604
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐ ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 73754Y100	Page 6 of 12 Pages

1		NAME OF REPORTING PERSON Vivaldi Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO – Funds of investment advisory clients
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐ ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 375,729
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 375,729
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,729
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒ ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP NO. 73754Y100	Page 7 of 12 Pages

1		NAME OF REPORTING PERSON Vivaldi Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO – Funds of investment advisory clients
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐ ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 375,729
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 375,729
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,729
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒ ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP NO. 73754Y100	Page 8 of 12 Pages

Preliminary Note:

This Amendment No. 1 (this "Amendment") to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October   , 2017 (the "Original Schedule 13D", and as amended by this Amendment, this "Schedule 13D") by (i) GrizzlyRock Capital, LLC ("GrizzlyRock Capital"), GrizzlyRock General Partner, LLC ("GrizzlyRock GP"), GrizzlyRock Institutional Value Partners, LP (the "GrizzlyRock Fund") and Kyle Mowery (collectively, the "GrizzlyRock Group"); and (ii) Vivaldi Asset Management, LLC ("VAM") and Vivaldi Holdings, LLC ("Vivaldi Holdings", and collectively with VAM, "Vivaldi") relating to shares of the Common Stock, $0.01 par value per share (the "Common Stock"), of Potbelly Corporation, a Delaware corporation (the "Issuer").

GrizzlyRock Capital, GrizzlyRock GP, GrizzlyRock Fund, Kyle Mowery, VAM and Vivaldi Holdings are each sometimes referred to herein as a "Reporting Person," and collectively as the "Reporting Persons." The filing of any amendment to this Schedule 13D (including the filing of this Amendment) shall not be construed as an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

This Amendment constitutes an "exit filing" with respect to this Schedule 13D by the Reporting Persons. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

This Amendment is being filed to report the disposition of shares of Common Stock that resulted in a disposition of beneficial ownership of Common Stock held as a group by the Reporting Persons in an amount equal to one percent or more of the Issuer's outstanding Common Stock.  The Reporting Persons as a group are no longer the beneficial owners of five percent or more of the Issuer's Common Stock, and so this Amendment constitutes an "exit filing" with respect to this Schedule 13D by the Reporting Persons.

The Reporting Persons may make, or cause, further dispositions of shares of Common Stock from time to time and may dispose of, or cause to be disposed, any or all of the Common Stock beneficially owned by them at any time, in each case depending on market conditions and other factors. In addition, the Reporting Persons may acquire, or cause to be acquired, additional beneficial ownership of shares of Common Stock at any time depending on market conditions and factors.

Item 5.	Interests in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)-(b) The following list and notes to the list set forth the aggregate number and percentage (based on 24,844,824 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the period ended September 30, 2018) of outstanding shares of Common Stock owned beneficially by each Reporting Person named in Item 2, and indicates whether such Reporting Persons have sole or shared voting and dispositive power over such shares.  As a group, the Reporting Persons would hold 636,604 shares of Common Stock, or 2.6% of the outstanding Common Stock:

CUSIP NO. 73754Y100	Page 9 of 12 Pages

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned
GrizzlyRock Capital, LLC(1)	260,875	1.1%
GrizzlyRock GP, LLC(1)	260,875	1.1%
GrizzlyRock Institutional Value Partners, LP(1)	260,875	1.1%
Kyle Mowery(2)	636,604	2.6%
Vivaldi Asset Management LLC(3)	375,729	1.5%
Vivaldi Holdings, LLC(3)	375,729	1.5%

(1)
GrizzlyRock Capital is the investment adviser to and GrizzlyRock GP is the general partner of the GrizzlyRock Fund.  Each has voting and dispositive power with regard to the 260,875 shares of Common Stock held by the GrizzlyRock Fund.  Because Mr. Mowery is the Managing Member of GrizzlyRock Capital and GrizzlyRock GP, he has the power to direct the affairs of GrizzlyRock Capital and GrizzlyRock GP.  Therefore, GrizzlyRock Capital and GrizzlyRock GP may be deemed to share with Mr. Mowery voting and dispositive power with regard to the 260,875 shares of Common Stock held by the GrizzlyRock Fund.

(2)
Because Mr. Mowery is the Managing Member of GrizzlyRock Capital and GrizzlyRock GP, the investment adviser to and the general partner of the GrizzlyRock Fund, respectively, he has the power to direct the affairs of the GrizzlyRock Fund, including the voting and disposition of 260,875 shares of Common Stock held in the name of the GrizzlyRock Fund.  Therefore, Mr. Mowery is deemed to share voting and dispositive power with respect to the 260,875 shares of Common Stock held by the GrizzlyRock Fund.  Because Mr. Mowery is the Portfolio Manager for the Client Accounts, he has voting and dispositive power with regard to the 260,875 shares of Common Stock held by the Client Accounts.  Mr. Mowery specifically disclaims beneficial ownership of all such shares.

(3)
Vivaldi, as investment adviser to the Client Accounts, may be deemed to have shared voting and dispositive power with respect to 375,729 shares of Common Stock.  Vivaldi Holdings, as a control person of Vivaldi, may be deemed to have shared voting and dispositive power with respect to 375,729 shares of Common Stock and may thus be deemed the indirect beneficial owner of the shares beneficially owned by Vivaldi.  Vivaldi and Vivaldi Holdings specifically disclaim beneficial ownership of such shares.

(c) The Reporting Persons effected the following sales (and no purchases) within the past 60 days:

CUSIP NO. 73754Y100	Page 10 of 12 Pages

Name	Trade Date	Number of Shares Sold	Price Per Share	Where and How Transaction was Effected
GrizzlyRock Fund	1/7/2019	37,900	$8.3736	Open Market Sale
Vivaldi – Client Accounts	1/7/2019	68,100	$8.3736	Open Market Sale
GrizzlyRock Fund	1/24/2019	214	$8.56	Open Market Sale
Vivaldi – Client Accounts	1/24/2019	24	$8.56	Open Market Sale
Vivaldi – Client Accounts	1/24/2019	32	$8.56	Open Market Sale
Vivaldi – Client Accounts	1/24/2019	230	$8.56	Open Market Sale
GrizzlyRock Fund	1/24/2019	18,701	$8.5925	Open Market Sale
Vivaldi – Client Accounts	1/24/2019	2,093	$8.5925	Open Market Sale
Vivaldi – Client Accounts	1/24/2019	2,791	$8.5925	Open Market Sale
Vivaldi – Client Accounts	1/24/2019	20,097	$8.5925	Open Market Sale
GrizzlyRock Fund	1/25/2019	6,538	$8.7081	Open Market Sale
Vivaldi – Client Accounts	1/25/2019	699	$8.7081	Open Market Sale
Vivaldi – Client Accounts	1/25/2019	928	$8.7081	Open Market Sale
Vivaldi – Client Accounts	1/25/2019	4,326	$8.7081	Open Market Sale
GrizzlyRock Fund	1/28/2019	21,400	$8.5944	Open Market Sale
Vivaldi – Client Accounts	1/28/2019	2,400	$8.5944	Open Market Sale
Vivaldi – Client Accounts	1/28/2019	3,200	$8.5944	Open Market Sale
Vivaldi – Client Accounts	1/28/2019	22,900	$8.5944	Open Market Sale
GrizzlyRock Fund	2/26/2019	31,956	$8.333069	Open Market Sale
Vivaldi – Client Accounts	2/26/2019	3,699	$8.333069	Open Market Sale
Vivaldi – Client Accounts	2/26/2019	4,777	$8.333069	Open Market Sale
Vivaldi – Client Accounts	2/26/2019	26,843	$8.333069	Open Market Sale
GrizzlyRock Fund	2/26/2019	196,350	$8.382294	Open Market Sale
Vivaldi – Client Accounts	2/26/2019	22,735	$8.382294	Open Market Sale
Vivaldi – Client Accounts	2/26/2019	29,349	$8.382294	Open Market Sale
Vivaldi – Client Accounts	2/26/2019	164,934	$8.382294	Open Market Sale

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement.

CUSIP NO. 73754Y100	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:      March 1, 2019

GRIZZLYROCK CAPITAL, LLC By: /s/ Kyle Mowery Kyle Mowery Managing Member
GRIZZLYROCK GP, LLC By: /s/ Kyle Mowery Kyle Mowery Managing Member
GRIZZLYROCK INSTITUTIONAL VALUE PARTNERS LP By GrizzlyRock GP, LLC as General Partner By: /s/ Kyle Mowery Kyle Mowery Managing Member
/s/ Kyle Mowery Kyle Mowery

CUSIP NO. 73754Y100	Page 12 of 12 Pages

VIVALDI ASSET MANAGEMENT, LLC By: /s/ Chad Eisenberg Chad Eisenberg Chief Operating Officer
VIVALDI HOLDINGS, LLC By: /s/ Chad Eisenberg Chad Eisenberg Chief Operating Officer